UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2007
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
300-4585 March Road.
Kanata, ON K2K 2E4, Canada
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑  Form 40-F  ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐  No  ☑

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2007 Third Quarter Results
October 15, 2007
Ottawa, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today its financial results for the third quarter ending August 31, 2007. All amounts are reported in U.S. dollars and in accordance with Canadian GAAP.
For the third quarter of 2007, OSI Geospatial Inc. reported revenue of $7.3 million, a 70% increase from the $4.3 million reported for the third quarter in 2006. Marine systems revenue was $3.1 million, a 152% increase from the $1.2 million reported in the third quarter of 2006. Land and air systems revenue was $2.6 million compared with $2.0 million in the third quarter of 2006, an increase of 30%. Mapping revenue was $1.6 million compared to $1.1 million in the third quarter of 2006, an increase of 51%.
For the third quarter of 2007, the company reported net earnings of $332,000, before taxes and $279,000 after taxes compared with a net loss of $913,000 before taxes and a net loss of $709,000 after taxes in the third quarter of 2006. For the third quarter of 2007, the net earnings attributable to common shareholders was $109,000 or $nil per share, compared to the net loss of $972,000 or $0.03 per share in 2006.
The Company has determined that it is in the best interests of investors to report its financial results in accordance with Canadian generally accepted accounting principles. The Company looks forward to reporting under International Financial Reporting Standards (IFRS) as Canadian accounting and regulatory authorities have laid out a clear path to convergence with IFRS by 2011.
“This quarter, we have seen significant progress with our major customers, including the U.S. Army, the U.S. Coast Guard, the U.S. Department of Homeland Security, and the Australian Navy. We are especially pleased to have renewed our relationship with the U.S. Coast Guard, secured our first project with the U.S. Department of Homeland Security and successfully closed a financing to support our plans to aggressively enter the national security market,” said Ken Kirkpatrick, president and CEO of OSI Geospatial.
Third Quarter Highlights
•	Signed contracts with the U.S. Army totaling approximately $2.9 million.

•	Launched a new business unit, Layered Security Solutions, to provide integrated vulnerability assessments, technology and operational solutions for the critical infrastructure protection markets.

OSI Geospatial Inc.	Suite 300-340 March Road	tel 613 287 0462 fax 613-287-0466
	Kanata, ON K2K 2E4 Canada	www.osigeospatial.com

News Release
•	Signed a contract valued at approximately $2.1 million to provide the U.S. Department of Homeland Security with critical infrastructure vulnerability assessments.

•	Signed a contract valued at approximately $1.3 million to provide the U.S. Coast Guard with ECPINS® navigation systems.

•	Closed a private placement with Clarus Securities Inc. resulting in gross proceeds of CDN $3,614,000 to be used to support the development of the Company’s Layered Security Solutions business unit and other growth initiatives.

•	Signed a contract valued at approximately $2.0 million to provide the Australian Navy with submarine navigation systems.
Outlook; Reaching Our Objectives for 2007
“Since the end of the third quarter, we have further expanded the development of the U.S. Navy small boat market and successfully closed our second contract this year. In addition, we have secured our second project for our new Layered Security Solutions division to provide port security vulnerability assessment services for a major U.S. port”, said Mr. Kirkpatrick. “We are optimistic about the significant opportunities in the U.S navy small boat and U.S Department of Homeland Security markets.”
“We expect to show solid revenue growth in the fourth quarter and are forecasting approximately $9 million in revenue and continued quarterly profitability. Due to the delay of closing specific contracts, we will unfortunately generate a loss for the fiscal year. We expect the first quarter of 2008 to show significant improvements over the same quarter in 2007. Our customers’ priorities and schedules continue to influence our results,” continued Mr. Kirkpatrick. “The lengthy and complex contracting processes have delayed the signing of awarded contracts and customers’ operational requirements have delayed the delivery and installation of our products.”
The company established the following goals for the fiscal year ending November 30, 2007 and reports the following progress:
1.	Achieve revenue in the range of $28 million to $32 million for fiscal 2007 and be profitable
•	Reported revenue of $17.1 million for the first nine months of 2007

•	Signed contracts worth close to $25 million year to date in 2007

•	Awarded contracts worth more than $19 million year to date in 2007

•	Forecasting revenue of approximately $26 million, due to delays in closing awarded contracts and customer delivery schedules

•	Continued profitability in the fourth quarter, but expect to generate a loss for the fiscal year due to delays in closing specific contracts
2.	Secure a significant U.S. Department of Defense and U.K. Ministry of Defence prime contract;
•	Several opportunities under development, but lengthy and complicated government procurement processes are creating delays
3.	Continue to expand the company’s customer base by securing new customers in each of the three defense domains: air, land, and sea. New customers include;

News Release
•	U.S. Department of Homeland Security

•	U.S. Navy Naval Expeditionary Combat Command

•	U.S. Marine Corps Training Systems
4.	Continue to diversify into new market sectors by leveraging the company’s core technology in the development of new products;
•	Developing a handheld device for frontline medical personal in the U.S.

•	Developing a small boat asset control and tracking system (ACT) for maritime interdiction operations (MIOPS)

•	Developing a digital maritime operations plot system (DMOPS) for advanced submarine navigation operations
5.	Establish the company as a creditable supplier in the global national security / homeland defense market
•	Launched Layered Security Solutions business unit and signed a $2.1M contract to provide services to the U.S. Department of Homeland Security

•	Awarded a contract valued at approx. $1.2 million to conduct a port vulnerability assessment for a major port in the United States
Conference Call
OSI Geospatial will present the results from the 2007 third quarter at 4:30 PM Eastern Time (1:30 PM Pacific Time), Monday, October 15, 2007. To listen to the conference call live by telephone, dial +1-800-319-4610 for participants in North America or +1-604-638-5340 for Vancouver and international participants approximately ten minutes before the call is scheduled to begin. A telephone playback will be available beginning approximately one hour after the call. Dial +1-800-319-6413 for North American callers or +1-604-638-9010 for Vancouver and international callers. Enter access code 8337. A live and replay version of the webcast can be accessed on the company’s investor website at www.osigeospatial.com.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced geospatial systems and software that enable shared real-time situational awareness for military, safety and security applications. Our products and services enable our customers to integrate and visualize live data with any combination of sensor data, imagery, maps and charts. This capability provides our customers with enhanced operational performance, safety and security through shared real-time situational awareness. OSI Geospatial systems and software are in use by military, government and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.

News Release
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2007 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. IGEN and C3CORE are registered trademarks of CHI Systems Inc., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Jane Hayward
Investor Relations
+1 613 287 0462 or +1 888 880 9797
+1 613 287 0466 (FAX)
invest@osigeospatial.com

OSI Geospatial Inc. Consolidated Balance Sheets	News Release

In thousands of U.S. dollars	August 31, 2007	November 30, 2006

Assets

Current assets
Cash	$202	$—
Accounts receivable	10,425	12,707
Income taxes recoverable	173	28
Inventory	1,336	1,063
Prepaid expenses and deposits	549	535
Current portion of future income tax asset	90	—

	12,775	14,333

Future income tax asset	49	—

Equipment and furnishings	1,690	1,089
Intangible and other assets	698	794
Goodwill	8,330	8,129

	$23,542	$24,345

Liabilities

Current liabilities
Bank indebtedness	$—	$904
Accounts payable and accrued liabilities	4,011	4,887
Income taxes payable	54	86
Unearned revenue	452	667
Current portion of deferred rent	36	—
Current portion of future income tax liability	17	—

	4,570	6,544

Deferred rent	342	—
Future income tax liability	83	20

	4,995	6,564

Shareholders’ Equity

Issued and outstanding
30,262 Class A Series A preference shares (November 30, 2006 – 30,262)	19	19
190,670 Class B, Series 2 preference shares (November 30, 2006 – 279,840)	4,850	7,115
46,242,326 common shares (November 30, 2006 – 35,137,046)	21,058	15,887

	25,927	23,021
Warrants	4,618	4,286
Contributed surplus	1,562	1,343
Accumulated deficit	(15,806)	(13,296)
Accumulated other comprehensive income	2,246	2,427

	18,547	17,781

	$23,542	$24,345

OSI Geospatial Inc. Consolidated Statements of Operations	News Release

	Three months ended August 31,		Nine months ended August 31,
In thousands of U.S. dollars, except share related data	2007	2006	2007	2006

Revenue
Marine systems	$3,124	$1,240	$6,267	$4,958
Land and air systems	2,627	2,022	7,294	6,244
Mapping	1,591	1,054	3,489	2,917

	7,342	4,316	17,050	14,119

Cost of sales	4,294	2,913	10,878	8,927

Gross profit	3,048	1,403	6,172	5,192

Expenses
General and administrative	1,451	1,460	4,249	4,320
Engineering	231	389	1,101	1,382
Sales and marketing	755	510	2,252	1,668
Depreciation and amortization	75	142	220	412
Interest expense	22	3	48	15
Interest income	—	—	(7)	(20)
Foreign exchange loss (gain)	43	(18)	65	(18)
Loss on sale of fixed assets	—	2	—	2
Technology Partnerships Canada royalty	139	55	276	220
Technology Partnerships Canada contribution	—	(227)	—	(731)

	2,716	2,316	8,204	7,250

Net earnings (loss) before income taxes	332	(913)	(2,032)	(2,058)

Future income tax recovery	(10)	(117)	(59)	(140)
Current income tax expense (recovery)	63	(87)	103	(65)

Income tax expense	53	(204)	44	(205)

Net earnings (loss)	$279	$(709)	$(2,076)	$(1,853)

Net earnings (loss) available to common shareholders	$109	$(972)	$(2,628)	$(2,642)

Earnings (loss) per share - basic and diluted	$0.00	$(0.03)	$(0.07)	$(0.08)

Weighted average number of common shares outstanding – basic and diluted	42,377,958	32,891,635	39,635,112	32,160,508

OSI Geospatial Inc. Consolidated Statements of Cash Flows	News Release

	Three Months ended August 31,		Nine months ended August 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Cash flows from (used in) operating activities
Net earnings (loss) for the period	$279	$(709)	$(2,076)	$(1,853)
Items not affecting cash
Depreciation and amortization	129	191	377	580
Stock-based compensation	5	—	145	104
Future income taxes	(83)	(116)	(177)	(73)

	330	(634)	(1,731)	(1,309)

Changes in non-cash working capital items
Accounts receivable	(2,644)	690	2,504	4,326
Inventory	96	(190)	(155)	(300)
Prepaid expenses and deposits	75	(151)	36	(59)
Accounts payable and accrued liabilities	367	(167)	(1,381)	(1,387)
Income taxes payable	87	(85)	(143)	(256)
Unearned revenue	(57)	12	(330)	390
Deferred rent	363	—	363	—

	(1,713)	109	894	2,714

	(1,383)	(525)	(837)	1,405

Cash flows from (used in) investing activities
Purchase of CHI Systems Inc., net of cash acquired	—	(4)	—	(8,127)
Purchase of Liddy International Inc.	—	—	(25)	—
Decrease (increase) in marketable securities	—	16	—	(143)
Decrease in restricted cash	—	—	—	129
Additions to equipment and furnishings	(111)	—	(225)	(83)
Additions to leasehold improvements	(540)		(540)
Additions to intangibles and other assets	—	(12)	(31)	(109)

	(651)	—	(821)	(8,333)

Cash flows from (used in) financing activities

Payments to operating line of credit	(548)	—	(904)	—
Issue of common shares	2,812	53	2,812	59
Issue of warrants	332	—	332	—
Class B preference share dividends	(382)	—	(382)	(527)

	2,214	53	1,858	(468)

Effect of foreign exchange on cash	22	(34)	2	87

Increase (decrease) in cash	202	(506)	202	(7,309)

Cash – beginning of period	—	1,419	—	8,222

Cash – end of period	$202	$913	$202	$913

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the three and nine months ended August 31, 2007
OSI Geospatial Inc.
300-340 March Road
Kanata, ON K2K 2E4
Tel: 613.287.0462
Fax: 613.287.0466
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the three and nine months ended August 31, 2007 in comparison with those for the nine months ended August 31, 2006. The following discussion should be read in conjunction with our unaudited interim consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), including the notes thereto, for the three and nine months ended August 31, 2007, and the audited annual consolidated financial statements for the year ended November 30, 2006 prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”). These previously released financial statements include a reconciliation to Canadian GAAP in Note 21. The following discussion should also be read in conjunction with Management’s Discussion and Analysis prepared for the year ended November 30, 2006.
Effective March 1, 2006, we adopted the U.S. dollar as our reporting currency. All references in this report to financial information concerning OSI Geospatial Inc. are in accordance with Canadian GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs. On April 12, 2006 at the Company’s annual general meeting, its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements, except as required by law.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated October 10, 2007.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
© 2007 OSI Geospatial Inc. and its affiliated or related companies.
Overview
Founded in 1977 and headquartered in Ottawa, Ontario, Canada, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy.
The Company’s growth strategy is built on four fronts – diversifying its technology, partnering with the best, building on its customer relationships and completing acquisitions complimentary to its existing lines of business.
In diversifying its technology, the Company will lever its market and technology position as a leader in the naval surface and subsurface navigation market to access adjacent markets. Building on its ECPINS® line of electronic chart navigation systems for commercial and military customers, the Company has expanded into the Command & Control (C2) and homeland security markets through the development of applications like the Common Operational Picture product line (COP-PL), Warship Automatic Identification System (W-AIS) and the C2 product line C3CORE. Also, the Company has expanded its product offerings in the commercial market with the introduction of its simplified voyage data recorder (S-VDR) product, the integrated ECPINS®/S-VDR 5000 system.
The Company continues to partner with the best using its technology dominance in the military navigation market to gain entry into major defence programs. We currently have partnering agreements with Terma A/S in Denmark, Lockheed Martin in the U.S. and the U.K. and, Raytheon, L3 Communications, General Dynamics and Northrop Grumman in the U.S.
The Company continues to build on its current customer base by levering the strong customer relationships it has developed through the successful execution of major projects. We have existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies.
The Company has completed acquisitions complimentary to its existing businesses to gain access to key markets, build critical mass and expand its products and markets. In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for $1.1 million. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. In December 2005, the Company completed the acquisition of CHI Systems Inc., a United States defence contracting company for $9 million. CHI has three offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies. In April 2007, the Company through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defense contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against all hazards and is qualified to develop deterrence, response and recovery strategies designed to deal with global threats to business and government.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
SELECTED DATA
The following tables contain financial information that is derived from the unaudited interim consolidated financial statements for the nine months ended August 31, 2007.

Operations:	For the nine months ended August 31
In thousands of U.S. dollars except share related data	2007	2006
	$	$

Revenue	17,050	14,119
Gross profit	6,172	5,192
Gross profit percentage	36%	37%
Net loss	(2,076)	(1,853)
Net loss attributable to common shareholders	(2,628)	(2,642)

Loss per share – basic and diluted	(0.07)	(0.08)
Weighted average common shares outstanding – basic and diluted	39,635,112	32,160,508
Our quarterly and year-to-date results are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings. Some of our government customers have cyclical purchasing patterns which can also impact our quarterly and year-to date results.
The slightly lower gross profit percentage for the nine months ended August 31, 2007 as compared to the nine months ended August 31, 2006 is largely due to the mix of revenue. There was less software revenue and more systems and services revenue in the nine months ended August 31, 2007 than in the nine months ended August 31, 2006.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.

	At August 31,	At November 30,
Financial Position:	2007	2006
In thousands of U.S. dollars
	$	$
Working capital(1)	8,205	7,789
Current assets	12,775	14,333
Total assets	23,542	24,345
Current liabilities	4,570	6,544
Long term liabilities	425	20
Total liabilities	4,995	6,564
Shareholders’ equity	18,547	17,781

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)

Dividends declared per share	In nine months ended August 31,
In U.S. dollars	2007 $	2006 $
Common shares	—	—
Class A preference shares	—	—
Class B preference shares – series 1	—	—
Class B preference shares – series 2	1.64	1.59
RESULTS OF OPERATIONS – Three and nine months ended August 31, 2007 as compared to three and nine months ended August 31, 2006
Overall Performance

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Net earnings (loss) before income taxes	$332	$(913)	$1,245

Net earnings (loss)	$279	$(709)	$988

Net earnings (loss) attributable to common shareholders	$109	$(972)	$1,081

Earnings (loss) per share – basic and diluted	0.00	(0.03)	0.03

Nine months ended August 31			2007 to 2006

In thousands of U.S. dollars

Net loss before income taxes	$(2,032)	$(2,058)	$26

Net loss	$(2,076)	$(1,853)	$(223)

Net loss attributable to common shareholders	$(2,628)	$(2,642)	$14

Loss per share – basic and diluted	(0.07)	(0.08)	0.00

The net loss reported in the nine months ended August 31, 2007 was largely driven by lower revenues and the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at August 31, 2007 total backlog was $70.2 million compared to $35.2 million at August 31, 2006.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at August 31, 2007 was at $45.9 million compared to $14.9 million at August 31, 2006. Of the $45.9 million firm backlog, $30.1 million is expected to be executed in fiscal 2009 and beyond.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at August 31, 2007 was at $24.3 million compared to $20.3 million at August 31, 2006.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
Three months ended August 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
Marine systems	$3,124	42%	$1,240	29%	$1,884
Land and air systems	2,627	36%	2,022	47%	605
Mapping	1,591	22%	1,054	24%	537

	$7,342	100%	$4,316	100%	$3,026

		% of		% of
		total		total
Nine months ended August 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
Marine systems	$6,267	37%	$4,958	35%	$1,309
Land and air systems	7,294	43%	6,244	44%	1,050
Mapping	3,489	20%	2,917	21%	572

	$17,050	100%	$14,119	100%	$2,931

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 43% of our revenue for the nine months ended August 31, 2007. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 24% of revenue in the nine months ended August 31, 2007.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in the nine months

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
ended August 31, 2007 were the U.S. Army, the Royal Navy of the U.K., the Defense Threat Reduction Agency, the Defense Advanced Research Projects Agency, the Royal Australian Navy and the U.S. Navy. Revenue from these customers accounted for 58% of the consolidated revenue.
The main customers for our products and services for the nine months ended August 31, 2006 were the U.S. Navy’s Naval Aviation, U.S. Army, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 70% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
Three months ended August 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
International Systems operations	$2,390	32%	$1,240	29%	$1,150
U.S. Systems operations	3,361	46%	2,022	47%	1,339
Mapping operations	1,591	22%	1,054	24%	537

	$7,342	100%	$4,316	100%	$3,026

		% of		% of
		total		total
Nine months ended August 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
International Systems operations	$5,533	33%	4,958	35%	575
U.S. Systems operations	8,028	47%	6,244	44%	1,784
Mapping operations	3,489	20%	2,917	21%	572

	$17,050	100%	14,119	100%	2,931

Revenue from the International Systems operations for the three months ended August 31, 2007 increased 93% and for the nine months ended August 31, 2007 increased 12% due to the growth in the business, timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations for the three months ended August 31, 2007 increased by 66% and for the nine months ended August 31, 2007 increased 29% over the same period from the prior year. The increase is due to the acquisition of the Layered Security Solutions business unit as well as general growth in the segment. For the three months ended August 31, 2006, delays in the approval of the U.S. federal budget negatively impacted revenue.
Revenue from our Mapping operations for the three and nine months ended August 31, 2007 as compared to the nine months ended August 31, 2006 increased 51% and 20% respectively. This is consistent with the increased business volume and the nature and timing of mapping contracts.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
Gross Profit

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Gross profit	$3,048	$1,403	$1,645
Gross profit percentage	42%	33%	9%

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Gross profit	$6,172	$5,192	$980
Gross profit percentage	36%	37%	(1%	)
Gross profit increased by 117% in the three months ended August 31, 2007 compared to the three months ended August 31, 2006 and the gross profit percentage was 9 percentage points higher period-over-period. This was due to higher margin systems and software sales. Gross profit decreased 1% in the nine months ended August 31, 2007. The reduced gross profit percentage compared to the prior fiscal year is due to the mix of contracts in the period.
Gross Profit by Segment

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Gross profit:
International Systems operations	$1,331	$719	$612
U.S. Systems operations	1,127	472	655
Mapping operations	590	212	378

Consolidated operations	$3,048	$1,403	$1,645

Gross profit percentage:
International Systems operations	56%	57%	(1%	)
U.S. Systems operations	34%	23%	11%
Mapping operations	37%	20%	17%

Consolidated operations	42%	33%	9%

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Gross profit:
International Systems operations	$2,915	$3,012	$(97)
U.S. Systems operations	2,092	1,439	653
Mapping operations	1,165	741	424

Consolidated operations	$6,172	$5,192	$980

Gross profit percentage:
International Systems operations	53%	61%	(8%	)
U.S. Systems operations	26%	23%	3%
Mapping operations	33%	25%	8%

Consolidated operations	36%	37%	(1%	)

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
Gross profit from the International Systems operations increased $612,000 and gross profit percentage was 1% higher for the three months ended August 31, 2007 when compared to the three months ended August 31, 2006. Gross profit decreased $97,000 and gross profit percentage decreased 8% for the nine months ended August 31, 2007. The changes are the result of higher revenues in the International Systems operations and slightly lower margins on projects that generated revenue during the three months ended August 31, 2007 when compared to the three months ended August 31, 2006.
Gross profit from the U.S. Systems operations increased $655,000 and gross profit percentage was 11% higher for the three months ended August 31, 2007 when compared to the three months ended August 31, 2006. Gross profit increased $653,000 and gross profit percentage increased 3% for the nine months ended August 31, 2007. This increase in the three and nine months ended August 31, 2007 compared to the three and nine months ended August 31, 2006 is the result of over $700,000 in higher margin marine navigation revenue to U.S. customers during for the period.
Gross profit from the Mapping operations for the three months ended August 31, 2007 increased $378,000 compared to the same in the prior year. Gross profit percentage increased 17% period over period, consistent with the mix and timing of contracts in the business unit, and in particular, due to lower subcontractor work utilized in the period. Gross profit from the Mapping operations for the nine months ended August 31, 2007 increased $424,000 compared to the same period in the prior year. Gross profit percentage increased 8%. Again, this is consistent with the mix of contracts for the period.
Operating Expenses

		% of		% of
		total		total
Three months ended August 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
General and administrative	$1,451	20%	$1,460	34%	$(9)
Engineering	231	3%	389	9%	(158)
Sales and marketing	755	10%	510	12%	245

		% of		% of
		total		total
Nine months ended August 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars
General and administrative	$4,249	25%	$4,320	31%	$(71)
Engineering	1,101	6%	1,382	10%	(281)
Sales and marketing	2,252	13%	1,668	12%	584
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A decreased slightly for three months ended August 31, 2007 and also for the nine months ended August 31, 2007, compared to the same periods in the prior year. There was little change in G&A staffing levels and costs between the two periods.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. The company expenses research and development-related costs in the period incurred unless, in the opinion of management, certain develop costs meet the deferral criteria under Canadian GAAP, in which case development

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
expenditures are capitalized and amortized over the estimated lives of the related projects. To date, the Company has not capitalized any development costs.
Engineering costs decreased by 6% for the three months ended August 31, 2007, compared to the three months ended August 31, 2006, and by 4% for the nine months ended August 31, 2007, compared to the nine months ended August 31, 2006. The decreases are related to engineering staff and related costs charged to cost of sales to support specific customer orders during the periods. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 48% and 35% for the three and nine months ended August 31, 2007 compared to the three and nine months ended August 31, 2006. The increases in S&M expenses are primarily due to additional sales and marketing emphasis. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Depreciation and amortization	$129	$191	$(62)

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Depreciation and amortization	$377	$580	$(203)
Total depreciation and amortization decreased by 32% and 35% on the three and nine months ended August 31, 2007 as compared to the three and nine months ended August 31, 2006. For the three months ended August 31, 2007 and 2006, a portion of the depreciation, $54,000 and $49,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Interest expense	$22	$3	$19

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Interest expense	$48	$15	$33

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
Interest expense increased $19,000 in the three months ended August 31, 2007 as compared to the three months ended August 31, 2007. Interest expense increased $33,000 in the nine months ended August 31, 2007 as compared to the nine months ended August 31, 2006. The Company increased its utilization of its credit facility during the three and nine months ended August 31, 2007. Additionally, there was also an increase in the interest rates in the period.
Interest income

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Interest income	$—	$—	$—

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Interest income	$7	$20	$(13)
Interest income was nil in the three months ended August 31, 2007 and 2006. Interest income decreased $13,000 in the nine months ended August 31, 2007 as compared to the nine months ended August 31, 2006 as the Company did not have surplus funds to invest.
Foreign Exchange

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Foreign exchange loss (gain)	$43	$(18)	$(61)

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Foreign exchange loss (gain)	$65	$(18)	$(83)
Foreign exchange gain and loss is largely the result of exchange rate movements of the Australian dollar and the UK pound which were not in the Company’s favour during the nine months ended August 31, 2007 as compared to August 31, 2006.
Technology Partnerships Canada

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Royalty	$139	$55	$84
Contribution	—	(227)	(227)

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Royalty	$276	$220	$56
Contribution	—	(731)	(731)
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary Offshore Systems for the

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
The company entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities which were completed on March 31, 2007. The contributions we received were based on the eligible expenditures we made during each period. As at August 31, 2006 the Company has received the entire $2.9 million of the eligible TPC contributions.
Income Taxes

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Future income tax expense (recovery)	$(10)	$(117)	$107
Current income tax expense (recovery)	63	(87)	150

	53	(204)	257

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Future income tax expense (recovery)	$(59)	$(140)	$81
Current income tax expense (recovery)	103	(65)	168

	44	(205)	249

Based on the information available at the time of the issue of the interim financial statements for the three and nine months ended August 31, 2007, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $2.1 million Canadian non-capital losses carried forward, $8.6 million scientific research and experimental development costs and other Canadian tax balances.
We have recognized a future income tax recovery in the three months ended August 31, 2007 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with Canadian GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
LIQUIDITY AND CAPITAL RESOURCES — August 31, 2007 compared to November 30, 2006

In thousands of U.S. dollars	August 31, 2007	November 30, 2006	2007 to 2006

Cash	$202	$—	$202
Current assets	12,685	14,333	(1,791)
Current liabilities	4,553	6,544	(2,210)
Working capital (1)	8,132	7,789	419

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and US $600,000 available under our revolving credit facilities, will be sufficient to fund operations and to provide for needed capital spending for the next 12 months. We expect cash flow from operations will continue to improve during the year as scheduled contract milestone payments will be made on several contracts.
At August 31, 2007 our current assets decreased primarily due to a reduction in accounts receivable. Our working capital has increased due to the proceeds received from the share issue, some of which were used to repay our line of credit and other current liabilities.
We have credit facilities consisting of an operating line and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At August 31, 2007, we had no borrowings against our operating line. During the three months ended August 31, 2007, we utilized the facility which increased interest expense for the period.
Cash Flows

Three months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Cash flows provided by (used in):
Operating activities	$(1,383)	$(525)	$(858)
Investing activities	(651)	—	(651)
Financing activities	2,214	53	2,161
Impact of foreign exchange on cash balances	22	(34)	56

Nine months ended August 31	2007	2006	2007 to 2006
In thousands of U.S. dollars
Cash flows provided by (used in):
Operating activities	$(837)	$1,405	$(2,242)
Investing activities	(821)	(8,333)	7,512
Financing activities	1,858	(468)	2,326
Impact of foreign exchange on cash balances	2	87	(85)
Cash flows used in operating activities for the three months ended August 31, 2007 were the result of an increase in accounts receivables offset by the net earnings for the period.
Cash flows used in investing activities for the three months ended August 31, 2007 were primarily reflective of additions to plant and equipment, intangibles and other assets.
Cash flows from financing activities for the three months ended August 31, 2007 were the result of the net proceeds of common share financing offset by a decrease in the operating line of credit.
Cash flows used in operating activities for the nine months ended August 31, 2007 were largely the result of the net loss for the period.
Cash flows used in investing activities for the nine months ended August 31, 2007 were primarily reflective of additions to plant and equipment, intangibles and other assets.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
Cash flows from financing activities for the nine months ended August 31, 2007 were the result of the net proceeds of the common share financing offset by a decrease in the operating line of credit and the semi-annual dividends on our Class B preference shares.
As a result of the above mentioned changes, the line of credit utilization decreased by $548,000 for the three months ended August 31, 2007, and deceased by $904,000 for the nine months ended August 31, 2007.
In order to reduce the impact of exchange rate fluctuations, we use the forward exchange contract facility to mitigate any foreign exchange gain or loss that might occur. We use the forward exchange contract facility only for known or reasonably certain future foreign currency transactions. At August 31, 2007 we had not entered into any forward exchange contracts.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
CONTRACTUAL OBLIGATIONS

		Less than	1 to 3	4 to 5	After 5
Payments due by period	Total	1 year	years	years	years
In thousands of U.S. dollars
Facility leases	$3,761	$643	$1,194	$869	$1,055
Equipment leases	79	32	38	9	—

Total contractual obligations	$3,840	$675	$1,232	$878	$1,055

OFF BALANCE SHEET ARRANGEMENTS
Guarantees
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc. The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000. At August 31, 2007, the carrying amount of the liability was nil.
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
TRANSACTIONS WITH RELATED PARTIES
In the periods being reported, the Company had no related party transactions.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
PROPOSED TRANSACTIONS
We are not currently engaged in any proposed transactions.
SELECTED QUARTERLY DATA
In thousands of U.S. dollars

For the three months ended	August 31	May 31	February 28	November 30
	2007	2007	2007	2006

Revenue	$7,342	$6,138	$3,571	$10,018
Gross profit	3,048	2,455	669	5,783
Gross profit percentage	42%	40%	19%	58%
Net earnings (loss)	279	(366)	(1,989)	2,780
Net earnings (loss) attributable to common shareholders	109	(748)	(1,989)	2,293

Loss per share – basic	0.00	(0.02)	(0.06)	(0.07)
Loss per share – diluted	0.00	(0.02)	(0.06)	(0.05)

	August 31	May 31	February 28	November 30
	2006	2006	2006	2005

Revenue	$4,316	$6,140	$3,662	$5,137
Gross profit	1,403	2,595	1,193	2,636
Gross profit percentage	32%	42%	33%	51%
Net earnings (loss)	(709)	87	(1,229)	(783)
Net earnings (loss) attributable to common shareholders	(972)	(439)	(1,229)	(1,320)

Loss per share – basic	(0.03)	(0.01)	(0.04)	(0.05)
Loss per share – diluted	(0.03)	(0.01)	(0.04)	(0.05)
CRITICAL ACCOUNTING POLICIES
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended November 30, 2006 as contained in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov.
CHANGE IN ACCOUNTING POLICIES
In line with the conversion to Canadian GAAP, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006.
(i) Financial Instruments – Recognition and Measurement
This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.
The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income. The Company’s accounting treatment of these instruments remains unchanged as a result of adoption of the new accounting standards.
Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.
The financial assets classified as loans and receivables and held to maturity are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.
(ii) Financial Instruments – Presentation and Disclosure
CICA Handbook Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Effective December 1, 2007, the Company will be required to adopt two new CICA standards: Section 3862 Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation, which will replace Section 3861 Financial Instruments – Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.
(iii) Hedges
This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.
(iv) Comprehensive Income
This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Comprehensive Income, which will be added to shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.
As a result of previously preparing the Company’s financial statements in accordance with U.S. GAAP,

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
the adoption of Section 1530 alongside the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
The Company’s Canadian subsidiaries use foreign exchange forward contracts to reduce their exposure on transactions denominated in U.S. dollars, Australian dollars, British pounds and euros. The purpose of these contracts is to reduce the level of exposure to exchange rate movements.
Derivative financial instruments are utilized by the Company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives instruments are adjusted to fair value through income or loss.
At August 31, 2007, we had not entered into any foreign exchange forward or other derivative contracts.
DISCLOSURE OF OUTSTANDING SHARE DATA
As at September 30, 2007, we had 42,242,326 issued and outstanding common shares and 3,141,166 outstanding stock options. As at September 30, 2007, we also had 30,262 issued and outstanding class A preference shares and 190,670 issued and outstanding class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 11,215,588 common shares. Also at September 30, 2007, we had 16,568,368 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 16,568,368 common shares.
DISCLOSURE CONTROLS AND PROCEDURES
The Company maintained a set of disclosure controls and procedures during the three and nine months ended August 31, 2007 designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation as defined under Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance have determined that there were no changes to the company’s disclosure controls and procedures during the three and nine month period ended August 31, 2007 that have materially affected, or are likely to materially affect the design and operation of these disclosure controls and procedures.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company maintains internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance, along with other employees to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at August 31, 2007.
Nonetheless, the Chief Executive Officer and the Vice President Finance have identified areas where the Company can enhance process controls and they intend to incorporate such enhancements into the internal controls over financial reporting during the current fiscal year. The Company employs entity level controls to compensate for any deficiencies that may exist. Under 52-109, the Chief Executive Officer and the Vice President Finance are not required to, and have not yet tested the actual effectiveness of the Company’s internal controls over financial reporting.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and nine months ended August 31, 2007
(expressed in U.S. dollars)
There were no changes in the Company’s internal controls over financial reporting that occurred since the beginning of the Company’s current fiscal year to the date of this document that have materially affected, or are likely to materially affect the Company’s internal controls over financial reporting.
RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged as discussed in the company’s MD&A for the year ended November 30, 2006 as contained in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F which will be reported on EDGAR at www.sec.gov.

OSI Geospatial Inc.
Interim Consolidated Financial Statements (Unaudited)
Three and Nine Months ended August 31, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with Canadian Generally Accepted Accounting Principles)

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

In thousands of U.S. dollars	August 31, 2007	November 30, 2006

Assets
Current assets
Cash	$202	$—
Accounts receivable (note 5)	10,425	12,707
Income taxes recoverable	173	28
Inventory (note 6)	1,336	1,063
Prepaid expenses and deposits	549	535

Current portion of future income tax asset	90	—

	12,775	14,333
Future income tax asset	49	—

Equipment and furnishings	1,690	1,089
Intangible and other assets	698	794
Goodwill	8,330	8,129

	$23,542	$24,345

Liabilities
Current liabilities
Bank indebtedness	$—	$904
Accounts payable and accrued liabilities	4,011	4,887
Income taxes payable	54	86
Unearned revenue	452	667
Current portion of deferred rent	36	—
Current portion of future income tax liability	17	—

	4,570	6,544
Deferred rent	342	—
Future income tax liability	83	20

	4,995	6,564

Commitments and contingency (note 8)

Shareholders’ Equity
Issued and outstanding
30,262 Class A Series A preference shares (November 30, 2006 – 30,262) (note 7a)	19	19
190,670 Class B, Series 2 preference shares (November 30, 2006 – 279,840) (note 7b)	4,850	7,115
46,242,326 common shares (November 30, 2006 – 35,137,046) (note 7b)	21,058	15,887

	25,927	23,021
Warrants	4,618	4,286
Contributed surplus	1,562	1,343
Accumulated deficit	(15,806)	(13,296)
Accumulated other comprehensive income	2,246	2,427

	18,547	17,781

	$23,542	$24,345

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Operations (unaudited)

	Three months ended August 31,		Nine months ended August 31,
In thousands of U.S. dollars, except share related data	2007	2006	2007	2006

Revenue
Marine systems	$3,124	$1,240	$6,267	$4,958
Land and air systems	2,627	2,022	7,294	6,244
Mapping	1,591	1,054	3,489	2,917

	7,342	4,316	17,050	14,119

Cost of sales	4,294	2,913	10,878	8,927

Gross profit	3,048	1,403	6,172	5,192

Expenses
General and administrative	1,451	1,460	4,249	4,320
Engineering	231	389	1,101	1,382
Sales and marketing	755	510	2,252	1,668
Depreciation and amortization	75	142	220	412
Interest expense	22	3	48	15
Interest income	—	—	(7)	(20)
Foreign exchange loss (gain)	43	(18)	65	(18)
Loss on sale of fixed assets	—	2	—	2
Technology Partnerships Canada royalty	139	55	276	220
Technology Partnerships Canada contribution	—	(227)	—	(731)

	2,716	2,316	8,204	7,250

Net earnings (loss) before income taxes	332	(913)	(2,032)	(2,058)

Future income tax recovery	(10)	(117)	(59)	(140)
Current income tax expense (recovery)	63	(87)	103	(65)

Income tax expense (note 9)	53	(204)	44	(205)

Net earnings (loss)	$279	$(709)	$(2,076)	$(1,853)

Net earnings (loss) available to common shareholders (note 7d)	$109	$(972)	$(2,628)	$(2,642)

Earnings (loss) per share (note 7d) — basic and diluted	$0.00	$(0.03)	$(0.07)	$(0.08)

Weighted average number of common shares outstanding (note 7d) – basic and diluted	42,377,958	32,891,635	39,635,112	32,160,508

Dividends declared per share
Class B preference shares – Series 2	$—	$—	$1.64	$1.59
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Shareholders’ Equity and Accumulated Deficit (unaudited)
For the nine months ended August 31, 2007

In thousands of U.S. dollars except share numbers
	Units
Class A preference shares
Balance at November 30, 2006	30,262	$19

Balance at August 31, 2007	30,262	$19

Class B preference shares
Balance at November 30, 2006	279,840	$7,115
Class B preference shares converted to common shares	(89,170)	(2,265)

Balance at August 31, 2007	190,670	$4,850

Common shares
Balance at November 30, 2006	35,137,046	$15,887
Class B preference shares converted to common shares	5,245,280	2,265
Shares issued	5,860,000	3,219
Share issue costs, net of tax benefit		(313)

Balance at August 31, 2007	46,242,326	$21,058

Warrants
Balance at November 30, 2006	13,788,368	$4,286
Warrants issued	2,780,000	332

Balance at August 31, 2007	16,568,368	$4,618

Contributed surplus
Balance at November 30, 2006		$1,343
Share based broker compensation		74
Stock-based compensation		145

Balance at August 31, 2007		$1,562

Accumulated deficit
Balance at November 30, 2006		$(13,296)
Dividends on Class B preference shares		(382)
Tax expense on dividends		(52)
Net loss for the period		(2,076)

Balance at August 31, 2007		$(15,806)

Accumulated other comprehensive income
Foreign currency translation adjustment
Balance at November 30, 2006		$2,427
Adjustment for the period		(181)

Balance at August 31, 2007		$2,246

Total shareholders’ equity		$18,547

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006

	Three Months ended August 31,		Nine months ended August 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Cash flows from (used in) operating activities
Net earnings (loss) for the period	$279	$(709)	$(2,076)	$(1,853)
Items not affecting cash
Depreciation and amortization	129	191	377	580
Stock-based compensation	5	—	145	104
Future income taxes	(83)	(116)	(177)	(73)

	330	(634)	(1,731)	(1,309)

Changes in non-cash working capital items
Accounts receivable	(2,644)	690	2,504	4,326
Inventory	96	(190)	(155)	(300)
Prepaid expenses and deposits	75	(151)	36	(59)
Accounts payable and accrued liabilities	367	(167)	(1,381)	(1,387)
Income taxes payable	87	(85)	(143)	(256)
Unearned revenue	(57)	12	(330)	390
Deferred rent	363	—	363	—

	(1,713)	109	894	2,714

	(1,383)	(525)	(837)	1,405

Cash flows from (used in) investing activities
Purchase of CHI Systems Inc., net of cash acquired (note 4b)	—	(4)	—	(8,127)
Purchase of Liddy International Inc. (note 4a)	—	—	(25)	—
Decrease (increase) in marketable securities	—	16	—	(143)
Decrease in restricted cash	—	—	—	129
Additions to equipment and furnishings	(111)	—	(225)	(83)
Additions to leasehold improvements	(540)		(540)
Additions to intangibles and other assets	—	(12)	(31)	(109)

	(651)	—	(821)	(8,333)

Cash flows from (used in) financing activities

Payments to operating line of credit	(548)	—	(904)	—
Issue of common shares	2,812	53	2,812	59
Issue of warrants	332	—	332	—
Class B preference share dividends	(382)	—	(382)	(527)

	2,214	53	1,858	(468)

Effect of foreign exchange on cash	22	(34)	2	87

Increase (decrease) in cash	202	(506)	202	(7,309)

Cash – beginning of period	—	1,419	—	8,222

Cash – end of period	$202	$913	$202	$913

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
1	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as OSI Geospatial or the Company. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts have been expressed in thousands of U.S. dollars unless otherwise noted.

The annual and interim consolidated financial statements issued to date in 2007, 2006 and 2005 were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in the financial statements in accordance with Canadian GAAP and will re-issue the unaudited interim consolidated financial statements for the quarters ended February 28, 2007 and May 31, 2007, including full comparative information presented in accordance with Canadian GAAP.

These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto.

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

The preparation of these unaudited interim consolidated financial statements and requires management to make estimates and assumptions that affect the amounts reported. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes
a)	Changes in accounting policies

In line with the conversion to Canadian GAAP referred to in Note 1 above, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006.

(i)	Financial Instruments – Recognition and Measurement

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.

The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.

Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.

The financial assets classified as loans and receivables and held to maturity are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.

(ii)	Financial Instruments – Presentation and Disclosure

CICA Handbook Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Effective December 1, 2007, the Company will be required to adopt two new CICA standards: Section 3862 Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation, which will replace Section 3861 Financial Instruments – Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

(iii)	Hedges

This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.

(iv)	Comprehensive Income

This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Comprehensive Income, which will be added to shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
As a result of previously preparing the Company’s financial statements in accordance with U.S. GAAP, the adoption of Section 1530 alongside the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet.
b)	Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. The change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.
4	Acquisitions
a)	Liddy International Inc.

On April 23, 2007, the Company through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defense contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against hazards and has the capability to develop deterrence, response and recovery strategies designed to deal with global threats to business and government. Under the terms of the agreement, the Company paid approximately $184,000 for assets and goodwill of Liddy, of which $25,000 was paid in cash with the balance paid by the issuance of 300,000 common shares of the Company of which 200,000 common shares are held in escrow subject to the satisfaction of certain contractual provisions.

The following table summarizes the fair value of the assets acquired by the Company at April 23, 2007, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired were recorded at their fair values at April 23, 2007. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next three months subject to the final review by an independent business valuator.

In thousands of U.S. dollars
Assets
Furniture and Fixtures	$8
Computer Equipment	17
Goodwill	200

Total assets acquired	225

Net assets acquired (cash and common share consideration)	184
Direct acquisition costs incurred by the Company	41

Total acquisition costs	$225

Less fair value of net identifiable assets acquired	25

Goodwill	200

The assets acquired are fully deductible for US tax purposes.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
b)	CHI Systems Inc.

On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2006 as reported in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F reported on EDGAR at www.sec.gov. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.
5	Accounts receivable

In thousands of U.S. dollars
	August 31,	November 30,
	2007	2006

Trade	$5,232	$5,143
Unbilled revenue	4,961	7,257
Technology Partnerships Canada contribution	32	269
Other	254	97
Allowance for doubtful accounts	(54)	(59)

	$10,425	$12,707

6	Inventory

In thousands of U.S. dollars
	August 31, 2007	November 30, 2006

Materials and components	$1,107	$958
Finished goods	229	105

	$1,336	$1,063

7	Capital Stock
a)	Class A preference shares
The Company has 30,262 (November 30, 2006 – 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2006 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
b)	Issued and outstanding common shares
(i)	During the nine months ended August 31, 2007, 89,170 Class B preference shares were converted into 5,245,280 common shares. The Class B preference shares were reduced, and the common shares were increased, by $2.3 million, the carrying value of the shares converted. An additional 300,000 common shares were issued as part of the Liddy acquisition (note 4a).

(ii)	On July 31, 2007, the Company closed a private placement offering resulting in the placement of 5,560,000 units (the “Units”) of the Company at a price of $0.61 per Unit (CDN $0.65), for gross

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
proceeds of $3.4 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.75 per common share (CDN $0.80)for a period of 24 months expiring July 31, 2009.

The gross proceeds from the private placement were allocated as follows: $3.1 million was allocated to the 5,560,000 common shares issued and $332,000 was allocated to the 2,780,000 warrants issued. Share issue costs associated with the private placement amounted to $322,000 and included a $74,000 broker compensation warrant entitling the broker to purchase up to 333,600 Units of the Company at a price of $0.61 per Unit (CDN $0.65) for a period of 24 months from the closing of the offering.
c)	Stock option plans
A summary of the status of the Company’s stock option plans at August 31, 2007 is as follows:

In U.S. dollars
		Weighted average
	Number of shares	exercise price
Outstanding – November 30, 2006	3,417,584	$0.89
Granted	625,000	0.60
Cancelled	(203,000)	0.87
Expired	(698,418)	1.03

Outstanding – August 31, 2007	3,141,166	$0.81

Exercisable – August 31, 2007	3,057,207	$0.82

Stock-based compensation

For the three and nine months ended August 31, 2007 the Company incurred non-cash stock-based compensation expense of $5,000 and $145,000,related to 625,000 stock options granted (three and nine months ended August 31, 2006 — $nil and $104,000). Of the options granted in the nine month period ended August 31, 2007, 521,000 options vested immediately, 52,000 will vest over one year and 52,000 will vest over two years from the grant date. The expense was included in general and administrative costs and was recorded in contributed surplus.

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006

Risk-free interest rate	4.09%	2.98%
Volatility	49%	54%
Estimated average option lives	5 years	5 years
Dividend yield	0.0%	0.0%

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
d)	Earnings (loss) per share

In thousands of U.S. dollars except share related data	For the three months ended August 31,
Earnings (loss) per share — basic and diluted	2007	2006

Net earnings (loss) for the period	$279	$(709)

Less:

Class B preference share dividends	(170)	(263)

Net earnings (loss) available to common shareholders	$109	$(972)

Weighted average number of common shares outstanding – basic and diluted	42,377,958	32,891,635

Earnings (loss) per share – basic and diluted	$0.00	$(0.03)

In thousands of U.S. dollars except share related data	For the nine months ended August 31,
Loss per share — basic and diluted	2007	2006

Net loss for the period	$(2,076)	$(1,853)

Less:

Class B preference share dividends	(552)	(789)

Net loss available to common shareholders	$(2,628)	$(2,642)

Weighted average number of common shares outstanding – basic and diluted	39,635,112	32,160,508

Loss per share – basic and diluted	$(0.07)	$(0.08)

The preference shares, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings (loss) per share for the three and nine months ended August 31, 2007 and 2006.

If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 77,198,001 common shares outstanding at August 31, 2007 (November 30, 2006 – 68,834,425). As a result of the exercise of all warrants and options, the Company would receive cash of $16.2 million (November 30, 2006 — $13.4 million).

8	Commitments and Contingency

The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc. The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000. At August 31, 2007, the carrying amount of the liability was nil.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at August 31, 2007 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.

In April 2007, the Company signed a three year lease for new office facilities in Kanata, Ontario. It opened a corporate head office in Kanata on June 1, 2007.

The company has entered into operating leases for its office premises in Canada, United States and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

		Less than	1 to 3	4 to 5	After 5
Payments due by period	Total	1 year	years	years	years

In thousands of U.S. dollars
Facility leases	$3,761	$643	$1,194	$869	$1,055
Equipment leases	79	32	38	9	—

Total contractual obligations	$3,840	$675	$1,232	$878	$1,055

9	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three and nine months ended August 31, 2007 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, and items not deductible for income tax purposes. The change in effective tax rate from 2007 to 2006 was due primarily to the effect of the change in valuation allowance.

At August 31, 2007, the Company adjusted its valuation allowance against future tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those future tax assets for which there is significant uncertainty of future realization.

In thousands of U.S. dollars	Three months ended August 31,		Nine months ended August 31,
	2007	2006	2007		2006

Future income tax recovery	$(10)	$(117)	$(59)		$(140)
Current income tax expense (recovery)	63	(87)	103		(65)

Income tax expense	$53	$(204)	$44		$(205)

Effective tax rate	16%	22%	(2%	)	10%

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
Segmented information

The Company’s reportable segments are as outlined below. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In thousands of U.S. dollars	Three Months Ended August 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$2,390	$3,361	$1,591	$—	$7,342
Gross profit	1,331	1,127	590	—	3,048
Technology Partnerships Canada	139	—	—	—	139
Interest expense	—	7	—	15	22
Income tax expense (recovery)	—	(5)	36	23	54
Net earnings (loss)	287	578	194	(781)	279
Equipment and furnishings expenditures	441	15	170	25	651
Intangible expenditures	5	(12)	6	1	—
Depreciation and amortization	$56	$43	$28	$2	$129

In thousands of U.S. dollars	Nine Months Ended August 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$5,533	$8,028	$3,489	$—	$17,050
Gross profit	2,915	2,092	1,165		6,172
Technology Partnerships Canada	276				276
Interest expense	—	8	—	40	48
Income tax expense	—	(17)	(25)	86	44
Net earnings (loss)	(656)	859	117	(2,396)	(2,076)
Equipment and furnishings expenditures	489	58	183	35	765
Intangible expenditures	15	(3)	18	1	31
Depreciation and amortization	$159	$113	$101	$4	$377

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006

In thousands of U.S. dollars	Three Months Ended August 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$1,240	$2,022	$1,054	$—	$4,316
Gross profit	719	472	212	—	1,403
Technology Partnerships Canada — net	(172)	—	—	—	(172)
Interest expense	—	—	—	3	3
Income tax expense (recovery)	—	6	(210)	—	(204)
Net earnings (loss)	(91)	25	85	(728)	(709)
Equipment and furnishings expenditures	(4)	4	2	(2)	—
Intangible expenditures	1	10	1	—	12
Depreciation and amortization	$48	$77	$65	$1	$191

In thousands of U.S. dollars	Nine Months Ended August 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$4,958	$6,244	$2,917	$—	$14,119
Gross profit	3,012	1,439	741	—	5,192
Technology Partnerships Canada — net	(511)	—	—	—	(511)
Interest expense	—	—	—	15	15
Income tax expense (recovery)	11	12	(218)	(10)	(205)
Net earnings (loss)	169	75	(35)	(2,062)	(1,853)
Equipment and furnishings expenditures	42	19	24	(2)	83
Intangible expenditures	53	23	33	—	109
Depreciation and amortization	$145	$230	$201	$4	$580

In thousands of U.S. dollars	Total assets employed
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

As at August 31, 2007	$8,995	$10,578	$3,692	$277	$23,542

As at November 30, 2006	$10,483	$10,599	$3,283	$(20)	$24,345

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2007 and 2006
Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	Three months ended August 31,		Nine months ended August 31,
	2007	2006	2007	2006
Europe	$1,166	$651	$3,297	$1,084
Australia/New Zealand	1,121	149	1,556	933
United States	4,235	3,304	9,773	10,006
Canada	820	212	2,424	2,096

Total	$7,342	$4,316	$17,050	$14,119

Geographically, equipment and furnishings, and intangible and other assets are reported based on location. At August 31, 2007 and November 30, 2006, all of the Company’s equipment and furnishings, and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	August 31, 2007
	Canada	U.S.	Total
Equipment and furnishings	$1,406	$284	$1,690
Intangible and other assets	463	235	698
Goodwill		8,330	8,330

Total	$1,869	$8,849	$10,718

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Equipment and furnishings	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,129	8,129

Total	$1,181	$8,831	$10,012

Form 52-109F2 — Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended August 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the nine months ended August 31,2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: October 15, 2007

/s/ Ken Kirkpatrick Ken Kirkpatrick President and Chief Executive Officer

Form 52-109F2 — Certification of Interim Filings
I, John T. Sentjens, Vice President Finance, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended August 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the nine months ended August 31, 2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: October 15, 2007

/s/ John Sentjens John T. Sentjens Vice President Finance

OSI Geospatial Inc.
Interim Consolidated Financial Statements (Unaudited)
Three months ended February 28, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with Canadian Generally Accepted Accounting Principles)

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

	February 28,	November 30,
In thousands of U.S. dollars	2007	2006

Assets

Current assets
Accounts receivable (note 5)	$7,887	$12,707
Income taxes recoverable	94	28
Inventory (note 6)	1,295	1,063
Prepaid expenses and deposits	974	535

	10,250	14,333

Future income tax asset	10	—

Plant and equipment	1,025	1,089
Intangible and other assets	714	794
Goodwill	8,129	8,129

	$20,128	$24,345

Liabilities

Current liabilities
Bank indebtedness	$378	$904
Accounts payable and accrued liabilities	3,519	4,887
Income taxes payable	—	86
Unearned revenue	524	667

	4,421	6,544

Future income tax liability	—	20

	4,421	6,564

Contingency (note 8)

Shareholders’ Equity

Issued and outstanding
30,262 Class A Series A preference shares (2006 – 30,262) (note 7a)	19	19
224,570 Class B, Series 2 preference shares (2006 – 279,840)	5,711	7,115
38,388,221 common shares (2006 – 35,137,046) (note 7b)	17,291	15,887

	23,021	23,021

Warrants	4,286	4,286

Contributed surplus	1,396	11,343

Accumulated deficit	(15,285)	(13,296)

Accumulated other comprehensive income	2,289	2,427

	15,707	17,781

	$20,128	$24,345

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Operations (unaudited)

	Three months ended February 28,
In thousands of U.S. dollars, except share related data	2007	2006

Revenue
Marine systems	$700	$1,282
Land and air systems	2,348	1,852
Mapping	523	529

	3,571	3,663

Cost of sales	2,902	2,469

Gross profit	669	1,194

Expenses
General and administrative	1,322	1,346
Engineering	481	542
Sales and marketing	705	552
Depreciation and amortization	111	132
Interest expense	22	6
Interest income	—	(13)
Foreign exchange loss (gain)	(85)	21
Technology Partnerships Canada royalty	30	57
Technology Partnerships Canada contribution	—	(210)

	2,586	2,433

Net loss before income taxes	(1,917)	(1,239)

Future income tax expense (recovery)	(30)	16-
Current income tax expense (recovery)	102	(26)

Income tax expense (recovery) (note 9)	72	(10)

Net loss	$(1,989)	$(1,229)

Net loss attributable to common shareholders (note 7d)	$(1,989)	$(1,229)

Loss per share (note 7d) — basic and diluted	$(0.06)	$(0.04)

Weighted average number of common shares outstanding (note 7d) – basic and diluted	36,148,418	31,269,155

Dividends declared per share
Class B preference shares – Series 2	$—	$—
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Shareholders’ Equity and Accumulated Deficit (unaudited)

In thousands of U.S. dollars except share numbers	Three months ended February 28, 2007
	Units
Class A preference shares
Balance at November 30, 2006	30,262	$19

Balance at February 28, 2007	30,262	$19

Class B preference shares
Balance at November 30, 2006	279,840	$7,115
Class B preference shares converted to common shares	(55,720)	(1,404)

Balance at February 28, 2007	224,120	$5,711

Common shares
Balance at November 30, 2006	35,137,046	$15,887
Class B preference shares converted to common shares	3,251,175	1,404

Balance at February 28, 2007	38,388,221	$17,291

Warrants
Balance at November 30, 2006	13,788,368	$4,286

Balance at February 28, 2007	13,788,368	$4,286

Contributed surplus
Balance at November 30, 2006		$1,343
Stock-based compensation		53

Balance at February 28, 2007		$1,396

Accumulated deficit
Balance at November 30, 2006		$(13,296)
Net loss for the quarter		(1,989)

Balance at February 28, 2007		$(15,285)

Accumulated other comprehensive income
Foreign currency translation adjustment
Balance at November 30, 2006		$2,427
Adjustment for the quarter		(138)

Balance at February 28, 2007		$2,289

Total shareholders’ equity		$15,707

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)

	For the three months ended February 28,
In thousands of U.S. dollars	2007	2006

Cash flows from operating activities
Net loss for the period	$(1,989)	$(1,229)
Items not affecting cash
Depreciation and amortization	164	187
Stock-based compensation	53	25
Future income taxes	(30)	(10)

	(1,802)	(1,027)

Changes in non-cash working capital items
Accounts receivable	4,597	3,637
Inventory	(258)	(94)
Prepaid expenses and deposits	(423)	60
Accounts payable and accrued liabilities	(1,294)	(1,779)
Income taxes payable	(176)	(141)
Unearned revenue	(127)	252

	2,319	1,935

	517	908

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	—	(7,883)
Increase in marketable securities	—	(258)
Decrease in restricted cash	—	190
Additions to plant and equipment	(27)	(48)
Additions to intangibles and other assets	(22)	(40)

	(49)	(8,039)

Cash flows used in financing activities
Repayment to operating line of credit	(477)	—

	(477)	—

Effect of foreign exchange on cash and cash equivalents	9	58

Decrease in cash and cash equivalents	—	(7,073)

Cash and cash equivalents – beginning of period	—	8,222

Cash and cash equivalents – end of period	$—	$1,149

1 Basis of presentation
These unaudited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts have been expressed in thousands of U.S. dollars unless otherwise noted.
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
The annual and interim consolidated financial statements originally issued for February 28, 2007 and prior periods were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in accordance with Canadian GAAP.
These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto.
On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.
The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.
2 Nature of operations
OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.
3 Accounting changes
a) Changes in accounting policies
In line with the conversion to Canadian GAAP referred to in Note 1 above, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006.
(i) Financial Instruments – Recognition and Measurement
This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.
The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities,

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.
Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.
The financial assets classified as loans and receivables and held to maturity are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.
(ii) Financial Instruments – Presentation and Disclosure
CICA Handbook Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Effective December 1, 2007, the Company will be required to adopt two new CICA standards: Section 3862 Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation, which will replace Section 3861 Financial Instruments – Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.
(iii) Hedges
This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.
(iv) Comprehensive Income
This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Comprehensive Income, which will be added to shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.
As a result of previously preparing the Company’s financial statements in accordance with U.S. GAAP, the adoption of Section 1530 alongside the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet.
b) Change in reporting currency
Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. The change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.
Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.
4 Acquisition
CHI Systems Inc.
On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2006 as reported in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F which will be reported on EDGAR at www.sec.gov. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.
5 Accounts receivable

In thousands of U.S. dollars
	February 28,	November 30,
	2007	2006

Trade	$3,112	$5,143
Unbilled revenue	4,681	7,257
Technology Partnerships Canada contribution	93	269
Other	58	97
Allowance for doubtful accounts	(57)	(59)

	$7,887	$12,707

6 Inventory

In thousands of U.S. dollars
	February 28,	November 30,
	2007	2006

Materials and components	$810	$958
Finished goods	485	105

	$1,295	$1,063

7 Capital Stock
a) Class A preference shares
The Company has 30,262 (November 30, 2006 – 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2006 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
b) Issued and outstanding common shares
During the three months ended February 28, 2007, 55,720 Preference shares were converted into 3,251,175 common shares. The Preference shares were reduced, and the common shares were increased, by $1.4 million, the carrying value of the shares converted.
c) Stock option plans
A summary of the status of the Company’s stock option plans at February 28, 2007 is as follows:

In U.S. dollars
		Weighted
	Number of	Average
	shares	exercise price
Outstanding — beginning of period	3,417,584	$0.83
Granted	170,000	0.61
Forfeited	(5,000)	0.75
Expired	(176,668)	0.87

Outstanding — end of period	3,405,916	$0.80

Exercisable – end of period	3,405,916	$0.80

Stock-based compensation
For the three months ended February 28, 2007 the Company incurred non-cash stock-based compensation expense of $53,000 (three months ended February 28, 2006 — $25,000) related to stock options granted, all of which vested immediately. The expense was included in general and administrative costs and was recorded in contributed surplus.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006

Risk-free interest rate	4.02%	2.98%
Volatility	54%	54%
Estimated average option lives	5 years	5 years
Dividend yield	0.0%	0.0%
     d) Loss per share

In thousands of U.S. dollars except share related data	For the three months ended February 28,
Loss per share – basic and diluted	2007	2006

Net loss for the period	$(1,989)	$(1,229)

Net loss available to common shareholders	$(1,989)	$(1,229)

Weighted average number of common shares outstanding – basic and diluted	36,148,418	31,269,155

Loss per share – basic and diluted	$(0.06)	$(0.04)

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006
If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 68,822,757 common shares outstanding at February 28, 2007 (November 30, 2006 – 68,834,425). As a result of the exercise of all warrants and options, the company would receive cash of $13.2 million (November 30, 2006 — $13.4 million).
8 Contingency
In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at February 28, 2007 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.
9 Income taxes
The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three months ended February 28, 2007 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, and items not deductible for income tax purposes. The change in effective tax rate from 2007 to 2006 was due primarily to the effect of the change in valuation allowance.
At February 28, 2007, the Company adjusted its valuation allowance against future income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those future income tax assets for which there is uncertainty of future realization.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006

In thousands of U.S. dollars	Three months ended February 28,
	2007		2006
Future income tax expense (recovery)	$(30)		$16
Current income tax expense (recovery)	102		(26)

Income tax expense (recovery)	$72		$(10)

Effective tax rate	(4%	)	1%

10 Segmented information
The Company’s reportable segments are as outlined below. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In thousands of U.S. dollars			Three Months Ended February 28, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$700	$2,348	$523	$—	$3,571
Gross profit	37	520	112	—	669
Technology Partnerships Canada	30	—	—	—	30
Interest expense	—	—	—	22	22
Income tax expense	—	54	(12)	32	72
Net earnings (loss)	(1,156)	79	(208)	(704)	(1,989)
Plant and equipment expenditures	14	6	7	—	27
Intangible expenditures	10	7	5	—	22
Depreciation and amortization	$50	$77	$36	$1	$164

In thousands of U.S. dollars			Three Months Ended February 28, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$1,282	$1,851	$529	$—	$3,663
Gross profit	679	423	92	—	1,194
Technology Partnerships Canada — net	(153)	—	—	—	(153)
Interest expense	—	—	—	6	6
Income tax expense (recovery)	—	(3)	(7)	—	(10)
Net earnings (loss)	(392)	—	(241)	(596)	(1,229)
Plant and equipment expenditures	18	5	25	—	48
Intangible expenditures	33	—	7	—	40
Depreciation and amortization	$46	$73	$67	$1	$187

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three Months Ended February 28, 2007 and 2006

In thousands of U.S. dollars
	International	U.S.		Corporate and Public
	Systems	Systems	Mapping	Company
Total assets employed	Operations	Operations	Operations	Costs	Total

As at February 28, 2007	$6,745	$10,611	$2,677	$95	$20,128

As at November 30, 2006	$10,483	$10,599	$3,283	$(20)	$24,345

Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	For the three months ended February 28,
	2007	2006

Europe	$353	$173
Australia/New Zealand	156	387
United States	2,578	2,285
Canada	484	818

Total	$3,571	$3,663

Geographically, plant and equipment and intangible and other assets are reported based on location. At February 28, 2007 and November 30, 2006, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars		February 28, 2007
	Canada	U.S.	Total
Plant and equipment	$810	$215	$1,025
Intangible and other assets	301	413	714
Goodwill	—	8,129	8,129

Total	$1,111	$8,757	$9,868

In thousands of U.S. dollars		November 30, 2006
	Canada	U.S.	Total
Plant and equipment	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,129	8,129

Total	$1,181	$8,831	$10,012

OSI Geospatial Inc.
Interim Consolidated Financial Statements (Unaudited)
Three and Six Months ended May 31, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with Canadian Generally Accepted Accounting Principles)

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

In thousands of U.S. dollars	May 31, 2007	November 30, 2006
Assets

Current assets
Accounts receivable (note 5)	$7,701	$12,707
Income taxes recoverable	130	28
Inventory (note 6)	1,414	1,063
Prepaid expenses and deposits	647	535

	9,892	14,333

Future income tax asset	29	—

Equipment and furnishings	1,109	1,089
Intangible and other assets	748	794
Goodwill	8,330	8,129

	$20,108	$24,345

Liabilities

Current liabilities
Bank indebtedness	$544	$904
Accounts payable and accrued liabilities	3,223	4,887
Dividend payable	382	—
Income taxes payable	—	86
Unearned revenue	506	667

	4,655	6,544
Future income tax liability	—	20

	4,655	6,564

Commitments and contingency (note 8)

Shareholders’ Equity

Issued and outstanding
30,262 Class A Series A preference shares (November 30, 2006 – 30,262) (note 7a)	19	19
200,770 Class B, Series 2 preference shares (November 30, 2006 – 279,840) (note 7b)	5,107	7,115
40,088,221 common shares (November 30, 2006 – 35,137,046) (note 7b)	18,054	15,887

	23,180	23,021

Warrants	4,286	4,286

Contributed surplus	1,483	1,343

Accumulated deficit	(16,085)	(13,296)

Accumulated other comprehensive income	2,589	2,427

	15,453	17,781

	$20,108	$24,345

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Operations (unaudited)

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars, except share related data	2007	2006	2007	2006

Revenue
Marine systems	$2,504	$2,436	$3,204	$3,718
Land and air systems	2,259	2,370	4,607	4,221
Mapping	1,375	1,334	1,898	1,863

	6,138	6,140	9,709	9,802

Cost of sales	3,683	3,545	6,585	6,014

Gross profit	2,455	2,595	3,124	3,788

Expenses
General and administrative	1,476	1,514	2,798	2,860
Engineering	389	450	870	993
Sales and marketing	791	606	1,496	1,158
Depreciation and amortization	34	138	145	270
Interest expense	5	6	27	12
Interest income	(8)	(7)	(8)	(20)
Foreign exchange loss (gain)	107	(21)	22	—
Technology Partnerships Canada royalty	107	108	137	165
Technology Partnerships Canada contribution	—	(293)	—	(504)

	2,901	2,501	5,487	4,934

Net earnings (loss) before income taxes	(446)	94	(2,363)	(1,146)

Future income tax expense (recovery)	(19)	(39)	(50)	(23)
Current income tax expense (recovery)	(61)	46	42	20

Income tax expense (recovery) (note 9)	(80)	7	(8)	(3)

Net earnings (loss)	$(366)	$87	$(2,355)	$(1,143)

Net loss available to common shareholders (note 7d)	$(748)	$(439)	(2,737)	$(1,669)

Loss per share (note 7d) — basic and diluted	$(0.02)	$(0.01)	$(0.07)	$(0.05)

Weighted average number of common shares outstanding (note 7d) – basic and diluted	39,251,264	32,301,357	$38,248,619	31,790,928

Dividends declared per share
Class B preference shares – Series 2	$1.64	$1.59	$1.64	$1.59
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Shareholders’ Equity and Accumulated Deficit (unaudited)
For the six months ended May 31, 2007

In thousands of U.S. dollars except share numbers
	Units

Class A preference shares
Balance at November 30, 2006	30,262	$19

Balance at May 31, 2007	30,262	$19

Class B preference shares
Balance at November 30, 2006	279,840	$7,115
Class B preference shares converted to common shares	(79,070)	(2,008)

Balance at May 31, 2007	200,770	$5,107

Common shares
Balance at November 30, 2006	35,137,046	$15,887
Class B preference shares converted to common shares	4,651,175	2,008
Shares issued	300,000	159

Balance at May 31, 2007	40,088,221	$18,054

Warrants
Balance at November 30, 2006	13,788,368	$4,286

Balance at May 31, 2007	13,788,368	$4,286

Contributed surplus
Balance at November 30, 2006		$1,343
Stock-based compensation		140

Balance at May 31, 2007		$1,483

Accumulated deficit
Balance at November 30, 2006		$(13,296)
Dividends on Class B preference shares		(382)
Tax expense on dividends		(52)
Net loss for the period		(2,355)

Balance at May 31, 2007		$(16,085)

Accumulated other comprehensive income
Foreign currency translation adjustment Balance at November 30, 2006		$2,427
Adjustment for the period		162

Balance at May 31, 2007		$2,589

Total shareholders’ equity		$15,453

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

	Three Months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Cash flows from operating activities
Net loss for the period	$(366)	$87	$(2,355)	$(1,143)
Items not affecting cash
Depreciation and amortization	84	201	248	389
Stock-based compensation	87	79	139	104
Future income taxes	(33)	(14)	(46)	(24)

	(228)	353	(2,014)	(674)

Changes in non-cash working capital items
Accounts receivable	551	(2)	5,148	3,636
Inventory	7	(16)	(251)	(110)
Prepaid expenses and deposits	383	33	(39)	92
Accounts payable and accrued liabilities	(464)	631	(1,748)	(1,148)
Dividends payable	382	—	382	—
Income taxes payable	(74)	(104)	(277)	(244)
Unearned revenue	(146)	126	(273)	378

	639	668	2,942	2,604

	411	1,021	928	1,930

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired (note 4b)	—	(240)	—	(8,123)
Purchase of Liddy International Inc. (note 4a)	(25)	—	(25)	—
Decrease (increase) in marketable securities	—	99	—	(160)
Decrease in restricted cash	—	(60)	—	130
Additions to equipment and furnishings	(57)	(39)	(84)	(87)
Additions to intangibles and other assets	(39)	(53)	(61)	(93)

	(121)	(293)	(170)	(8,333)

Cash flows used in financing activities
Advances from (payments to) operating line of credit	121	—	(356)	—
Issue of common shares	—	6	—	6
Class B preference share dividends	(382)	(526)	(382)	(526)

	(261)	(520)	(738)	(520)

Effect of foreign exchange on cash and cash equivalents	(29)	62	(20)	120

Increase (decrease) in cash and cash equivalents	—	270	—	(6,803)

Cash and cash equivalents – beginning of period	—	1,149	—	8,222

Cash and cash equivalents – end of period	$—	$1,419	$—	$1,419

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
1	Basis of presentation

These unaudited consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts have been expressed in thousands of U.S. dollars unless otherwise noted.

The annual and interim consolidated financial statements originally issued for May 31, 2007 and prior periods were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in accordance with Canadian GAAP.

These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto.

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes
a)	Changes in accounting policies
In line with the conversion to Canadian GAAP referred to in Note 1 above, the Company has adopted the provisions of CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861 Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income. These provisions became effective for the fiscal year beginning December 1, 2006.
(i)	Financial Instruments – Recognition and Measurement

This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires that all financial assets and liabilities (including derivatives) be measured at fair value on initial

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instruments. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, available for sale assets and other financial liabilities.
The financial assets categorized as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instruments as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The Company’s financial instruments classified as held for trading have included forward contracts and marketable securities, when used. The Company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income.

Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The Company currently has no assets classified as available for sale.

The financial assets classified as loans and receivables and held to maturity are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of adoption of Section 3855.

(ii)	Financial Instruments – Presentation and Disclosure

CICA Handbook Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Effective December 1, 2007, the Company will be required to adopt two new CICA standards: Section 3862 Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation, which will replace Section 3861 Financial Instruments – Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

(iii)	Hedges

This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The changes in the fair value of the hedging derivatives will be recognized in net earnings or other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The Company does not currently have any hedges and as a result there is no change on adoption of Section 3865.

(iv)	Comprehensive Income

This section establishes standards for the reporting and disclosure of other comprehensive income [“OCI”] in a new category, Accumulated Comprehensive Income, which will be added to shareholders’ equity on the consolidated balance sheet. Comprehensive income includes all changes in equity of the Company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on translation of the financial statements of self-sustaining foreign operations.

As a result of previously preparing the Company’s financial statements in accordance with U.S. GAAP,

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
the adoption of Section 1530 alongside the conversion to Canadian GAAP has not resulted in any change in disclosure on the Company’s balance sheet.
b)	Change in reporting currency
Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. The change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.
4	Acquisitions

a)	Liddy International Inc.
On April 23, 2007, the Company through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defense contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against hazards and has the capability to develop deterrence, response and recovery strategies designed to deal with global threats to business and government. Under the terms of the agreement, the Company paid approximately $184,000 for assets and goodwill of Liddy, of which $25,000 was paid in cash with the balance paid by the issuance of 300,000 common shares of the Company of which 200,000 common shares are held in escrow subject to the satisfaction of certain contractual provisions.

The following table summarizes the fair value of the assets acquired by the Company at April 23, 2007, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired were recorded at their fair values at April 23, 2007. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next six months subject to the final review by an independent business valuator.

In thousands of U.S. dollars
Assets
Furniture and Fixtures	$8
Computer Equipment	17
Goodwill	200

Total assets acquired	225

Net assets acquired (cash and common share consideration)	184
Direct acquisition costs incurred by the Company	41

Total acquisition costs	$225

Less fair value of net identifiable assets acquired	25

Goodwill	200

The assets acquired are fully deductible for US tax purposes.
b)	CHI Systems Inc.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2006 as reported in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F reported on EDGAR at www.sec.gov. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.

5	Accounts receivable

In thousands of U.S. dollars
	May 31, 2007	November 30, 2006
Trade	$3,427	$5,143
Unbilled revenue	4,177	7,257
Technology Partnerships Canada contribution	102	269
Other	58	97
Allowance for doubtful accounts	(63)	(59)

	$7,701	$12,707

6	Inventory

In thousands of U.S. dollars
	May 31, 2007	November 30, 2006
Materials and components	$927	$958
Finished goods	487	105

	$1,414	$1,063

7	Capital Stock
a)	Class A preference shares
The Company has 30,262 (November 30, 2006 – 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2006 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
b)	Issued and outstanding common shares
During the six months ended May 31, 2007, 79,070 Class B preference shares were converted into 4,651,175 common shares. The Class B preference shares were reduced, and the common shares were increased, by $2.0 million, the carrying value of the shares converted An additional 300,000 common shares were issued as part of the Liddy acquisition (note 4a).
c)	Stock option plans
A summary of the status of the Company’s stock option plans at May 31, 2007 is as follows:

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

In U.S. dollars
		Weighted average
	Number of shares	exercise price
Outstanding – November 30, 2006	3,417,584	$0.89
Granted	625,000	0.59
Cancelled	(203,000)	0.85
Expired	(664,668)	1.02

Outstanding – May 31, 2007	3,174,916	$0.80

Exercisable – May 31, 2007	3,071,582	$0.81

Stock-based compensation

For the three and six months ended May 31, 2007 the Company incurred non-cash stock-based compensation expense of $87,000 and $139,000 related to 625, 000 stock options granted (three and six months ended May 31, 2006 — $78,000 and $104,000). Of the options granted in the six month period ended May 31, 2007, 521,000 options vested immediately, 52,000 will vest in one year and 52,000 will vest in two years after the grant date. The expense was included in general and administrative costs and was recorded in contributed surplus.

The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006
Risk-free interest rate	4.09%	2.98%
Volatility	49%	54%
Estimated average option lives	5 years	5 years
Dividend yield	0.0%	0.0%
d)	Loss per share

In thousands of U.S. dollars except share related data	For the three months ended May 31,
Loss per share – basic and diluted	2007	2006
Net earnings (loss) for the period	$(366)	$87

Less:

Class B preference share dividends	(382)	(526)

Net loss available to common shareholders	$(748)	$(439)

Weighted average number of common shares outstanding – basic and diluted	39,251,264	32,301,357

Loss per share – basic and diluted	$(0.02)	$(0.01)

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

In thousands of U.S. dollars except share related data	For the six months ended May 31,
Loss per share – basic and diluted	2007	2006
Net loss for the period	$(2,355)	$(1,143)

Less:

Class B preference share dividends	(382)	(526)

Net loss available to common shareholders	$(2,737)	$(1,669)

Weighted average number of common shares outstanding – basic and diluted	38,248,619	31,790,928

Loss per share – basic and diluted	$(0.07)	$(0.05)

The Class A preference shares – Series A, the Class B preference shares Series 2, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings (loss) per share for the three and six months ended May 31, 2007 and 2006.

If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 68,591,764 common shares outstanding at May 31, 2007 (November 30, 2006 – 68,834,425). As a result of the exercise of all warrants and options, the Company would receive cash of $13.8 million (November 30, 2006 — $13.4 million).

8	Commitments and Contingency

The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc. The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000. At May 31, 2007, the carrying amount of the liability was nil.

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at May 31, 2007 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.

In April 2007, the Company signed a three year lease for new office facilities in Kanata, Ontario. It opened a corporate head office in Kanata on June 1, 2007.

9	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three and six months ended May 31, 2007 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized and items not deductible for income tax purposes. The change in effective tax rate from 2007 to 2006 was due primarily to the effect of the change in valuation allowance.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
At May 31, 2007, the Company adjusted its valuation allowance against future income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those future income tax assets for which there is significant uncertainty of future realization.

In thousands of U.S. dollars	Three months ended May 31,		Six months ended May 31,
	2007	2006	2007	2006
Future income tax expense (recovery)	$(19)	$(39)	$(50)	$(23)
Current income tax expense (recovery)	(61)	46	42	20

Income tax expense	$(80)	$7	$(8)	$(3)

Effective tax rate	18%	7%	0%	0%

10	Segmented information

The Company’s reportable segments are as outlined below. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In thousands of U.S. dollars	Three Months Ended May 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$2,444	$2,319	$1,375	$—	$6,138
Gross profit	1,547	444	464	—	2,455
Technology Partnerships Canada	107	—	—	—	107
Interest expense	—	1	—	4	5
Income tax expense (recovery)	—	(66)	(49)	35	(80)
Net earnings (loss)	213	(96)	131	(614)	(366)
Equipment and furnishings expenditures	34	7	6	10	57
Intangible expenditures	1	32	6	—	39
Depreciation and amortization	$53	$(7)	$37	$1	$84

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

In thousands of U.S. dollars	Six Months Ended May 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$3,144	$4,667	$1,898	$—	$9,709
Gross profit	1,584	964	576	—	3,124
Technology Partnerships Canada	137	—	—	—	137
Interest expense	—	1	—	26	27
Income tax expense	—	(12)	(61)	65	(8)
Net earnings (loss)	(943)	(17)	(78)	(1,317)	(2,355)
Equipment and furnishings expenditures	47	13	14	10	84
Intangible expenditures	11	38	12	—	61
Depreciation and amortization	$103	$70	$73	$2	$248

In thousands of U.S. dollars	Three Months Ended May 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$2,436	$2,370	$1,334	$—	$6,140
Gross profit	1,614	544	437	—	2.595
Technology Partnerships Canada — net	185	—	—	—	185
Interest expense	—	—	—	6	6
Income tax expense (recovery)	1	9	(2)	(1)	7
Net earnings (loss)	653	49	121	(736)	87
Equipment and furnishings expenditures	28	11	—	—	39
Intangible expenditures	19	13	21	—	53
Depreciation and amortization	$51	$80	$69	$1	$201

In thousands of U.S. dollars	Six Months Ended May 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
Revenue	$3,718	$4,221	$1,863	$—	$9,802
Gross profit	2,293	967	528	—	3,788
Technology Partnerships Canada — net	339	—	—	—	339
Interest expense	—	—	—	12	12
Income tax expense (recovery)	—	6	(9)	—	(3)
Net earnings (loss)	260	49	(120)	(1,332)	(1,143)
Equipment and furnishings expenditures	46	16	25	—	87
Intangible expenditures	51	13	29	—	93
Depreciation and amortization	$98	$152	$137	$2	$389

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

In thousands of U.S. dollars	Total assets employed
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total
As at May 31, 2007	$6,052	$10,316	$3,167	$573	$20,108

As at November 30, 2006	$10,483	$10,599	$3,283	$(20)	$24,345

Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	Three months ended May 31,		Six months ended May 31,
	2007	2006	2007	2006
Europe	$1,627	$215	$1,945	$387
Australia/New Zealand	174	387	352	774
United States	3,306	4,563	5,879	6,848
Canada	1,031	975	1,533	1,793

Total	$6,138	$6,140	$9,709	$9,802

Geographically, equipment and furnishings, and intangible and other assets are reported based on location. At May 31, 2007 and November 30, 2006, all of the Company’s equipment and furnishings, and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	May 31, 2007
	Canada	U.S.	Total
Equipment and furnishings	$861	$248	$1,109
Intangible and other assets	308	440	748
Goodwill	—	8,330	8,330

Total	$1,169	$9,018	$10,187

In thousands of U.S. dollars	November 30, 2006
	Canada	U.S.	Total
Equipment and furnishings	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,129	8,129

Total	$1,181	$8,831	$10,012

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”

	Title:	President & CEO

Date: October 15, 2007